SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                         VESTCOM INTERNATIONAL, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 92490410-5
------------------------------------------------------------------------------
                               (CUSIP Number)

   Morgan Piers ap Peter Stradling                 Harish K. Chopra
   R-Squared Limited                               TimeTrust, Inc.
   P.O. Box 1586 GT                                1455 Frazee Road
   Cardinal Avenue                                 Suite 420
   George Town, Grand Cayman                       San Diego, California 92108
   British West Indies                             Phone: 619-308-0880
   Phone: 345-914-4657
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     December 16, 1999 and December 22, 1999
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))

CUSIP No. 92490410-5                 13D


------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      R-SQUARED LIMITED
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

      NOT APPLICABLE
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      REPUBLIC OF IRELAND
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             519,100
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              519,100
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      519,100
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.73%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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                                  Page 2 of 19

CUSIP No. 92490410-5                 13D

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TIMETRUST, INC.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC, AF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

      NOT APPLICABLE
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             180,500
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              180,500
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      180,500
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.99%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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                                  Page 3 of 19

CUSIP No. 92490410-5                 13D

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HARISH K. CHOPRA
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

      NOT APPLICABLE
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             10,000
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              10,000
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      10,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .11%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------
                                  Page 4 of 19

                                Schedule 13D

            R-Squared Limited, a corporation formed under the laws of the Republic of Ireland ("R-Squared"), TimeTrust, Inc., a California corporation ("TimeTrust") and Harish K. Chopra, an individual ("Chopra" and together with R-Squared and TimeTrust, collectively the "Reporting Persons") hereby amend the statement on Schedule 13D, originally filed jointly by R-Squared and TimeTrust on November 26, 1999 (the "Schedule 13D"), with respect to their beneficial ownership of Common Stock, no par value, of Vestcom International, Inc. ("Vestcom").


Item 1.     Security and Issuer
------      -------------------

            No change.

Item 2.     Identity and Background
------      -----------------------

      Information Regarding R-Squared Limited:
      ----------------------------------------

            No change.

      Information Regarding TimeTrust, Inc.:
      -------------------------------------

            No change.

       Information Regarding Harish K. Chopra:
       ---------------------------------------

            (a) Name:  Harish K. Chopra

            (b) Residence or Business Address: TimeTrust, Inc., 1455 Frazee Road, Suite 420, San Diego, California 92108.

            (c) Present Principal Occupation: President, Secretary and Director of TimeTrust (see address in subsection (b) immediately above) which is in the business of participating in debt and equity investments in private and public companies both nationally and internationally.

            (d) Chopra has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Chopra has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

            (f) Citizenship: United States of America.

Item 3.     Source and Amount of Funds or Other Consideration
------      -------------------------------------------------

            From November 23, 1999 to December 27, 1999, R-Squared directly purchased approximately 75,800 shares of Common Stock of Vestcom on the open market for the aggregate purchase price of approximately $266,450.50. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 in this amendment to Schedule 13D below. The source of funds for the payment by R-Squared for such Common Stock was from its working capital. R-Squared did not purchase any of such Common Stock with borrowed funds.

            From November 23, 1999 to December 27, 1999, TimeTrust directly purchased approximately 19,500 shares of Common Stock of Vestcom on the open market for the aggregate purchase price of approximately $68,250. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 in this Schedule 13D below. The source of funds for the payment by TimeTrust for such Common Stock was from its working capital. TimeTrust did not purchase any of such Common Stock with borrowed funds.

            On December 27, 1999, Chopra directly purchased approximately 10,000 shares of Common Stock of Vestcom on the open market for the aggregate purchase price of approximately $33,125. The source of funds for the payment by Chopra for such Common Stock was from his personal funds. Chopra did not purchase any of such Common Stock with borrowed funds.

Item 4.     Purpose of Transaction
------      ----------------------

            The purchase by the Reporting Persons of the shares of Common Stock referred to in Item 5 was for investment purposes. The Reporting Persons are joining together in the filing of this statement since they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 ("Exchange Act").

            The Reporting Persons, acting in combination, are seeking the removal of the current board of directors of Vestcom and their replacement with a new slate of directors. The Reporting Persons are also seeking changes in the executive management of Vestcom, including the replacement of the existing Chief Executive Officer and/or President of Vestcom with Chopra. Additionally, the Reporting Persons are seeking to reverse the changes made to the By-laws of Vestcom adopted by the Board of Directors of Vestcom on December 16, 1999 as referenced in the Form 8-A12G filed with the Securities and Exchange Commission on December 17, 1999. If negotiations with Vestcom to effect changes in the Board, executive management and By-laws of the company fail, the Reporting Persons plan to seek a special meeting of shareholders to vote on such issues. One or more of the Reporting Persons have requested and received a shareholders list from Vestcom. The purpose of all such changes is to improve the operating results of Vestcom through changes in the various methods through which Vestcom does business. Exhibit A is a form of report which, in the form attached hereto or in substantially the same form, has been transmitted by one or more of the Reporting Persons to nine other shareholders in Vestcom. Other than as described above or in Exhibit A, the Reporting Persons have not formulated any further specific plan or proposal regarding the possibility of seeking any further changes in the executive management, Board, By-laws or operations of Vestcom, and there can be no assurance that any such further plan or proposal will be developed.

            Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including Vestcom's financial condition, business and prospects, other developments concerning Vestcom, the reaction of Vestcom to the Reporting Persons' ownership of shares of Common Stock, price levels of Vestcom Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of the Common Stock.

            Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Vestcom, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Vestcom or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Vestcom; (iv) any other material change in Vestcom's business or corporate structure; (v) any other material changes in Vestcom's charter or bylaws or other actions which may impede the acquisition of the control of Vestcom by any persons; (vi) causing a class of securities of Vestcom to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Vestcom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
------      ------------------------------------

            (a) R-Squared is the direct beneficial owner of 519,100 shares of Common Stock, representing approximately 5.73% of the outstanding Common Stock of Vestcom (based on the number of shares of Common Stock outstanding on September 30, 1999). In addition, by virtue of its position as an 85.7% shareholder in TimeTrust, R-Squared may be deemed to be an indirect beneficial owner of 180,500 shares of Common Stock owned by TimeTrust, representing approximately 1.99% of the outstanding Common Stock of Vestcom. Therefore, R-Squared may be deemed to be the beneficial owner of 699,600 shares of Common Stock of Vestcom representing approximately 7.72% of the outstanding Common Stock of Vestcom. Chopra is the direct beneficial owner of approximately 10,000 shares of Common Stock, representing approximately .11% of the outstanding Common Stock of Vestcom.

            (b) R-Squared has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 519,100 shares of Common Stock directly owned by it. TimeTrust has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 180,500 shares of Common Stock directly owned by it. Chopra has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 10,000 shares of Common Stock directly owned by him.

            (c) From November 23, 1999, R-Squared has effected the following purchases and sales of Vestcom Common Stock on the open market:

                      (1) On December 22, 1999, R-Squared purchased 1,000 shares of Vestcom Common Stock at $3.625 per share.

                      (2) On December 16, 1999, R-Squared purchased 13,700 shares of Vestcom Common Stock at $3.75 per share.

                      (3) On December 15, 1999, R-Squared purchased 4,300 shares of Vestcom Common Stock at $3.75 per share.

                      (4) On December 9, 1999, R-Squared purchased 5,200 shares of Vestcom Common Stock at $3.50 per share.

                      (5) On December 8, 1999, R-Squared purchased 8,700 shares of Vestcom Common Stock at $3.48 per share.

                      (6) On December 7, 1999, R-Squared purchased 2,500 shares of Vestcom Common Stock at $3.25 per share.

                      (7) On December 2, 1999, R-Squared purchased 6,500 shares of Vestcom Common Stock at $3.524 per share.

                      (8) On December 1, 1999, R-Squared purchased 9,900 shares of Vestcom Common Stock at $3.375 per share.

                      (9) On November 29, 1999, R-Squared purchased 25,000 shares of Vestcom Common Stock at $3.50 per share.

                     (10) On November 23, 1999, R-Squared sold 1,000 shares of Vestcom Common Stock at $3.219 per share.

            From November 23, 1999, TimeTrust has effected the following purchases of Vestcom Stock on the open market:

                     (11) On December 14, 1999, TimeTrust purchased 3,000 shares of Vestcom Common Stock at $3.625 per share.

                     (12) On December 1, 1999, TimeTrust purchased 15,500 shares of Vestcom Common Stock at $3.50 per share.

                     (13) On November 24, 1999, TimeTrust purchased 1,000 shares of Vestcom Common Stock at $3.125 per share.

            Additionally, on December 27, 1999, Chopra purchased 10,000 shares of Vestcom Common Stock at $3.3125 per share.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
------      -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

            None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Vestcom, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.     Material to be Filed as Exhibits
------      --------------------------------

            Exhibit A - Communication transmitted by one or more
                        Reporting Persons to nine other shareholders in Vestcom.

Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 1999

                            R-SQUARED LIMITED



                            By:  /s/ Morgan Piers ap Peter Stradling
                                 ___________________________________
                            Name: Morgan Piers ap Peter Stradling
                            Title: Director

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 1999

                            TIMETRUST, INC.



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra
                            Title: President


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 1999



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra

                           JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Vestcom International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 29th day of December, 1999.

                            R-SQUARED LIMITED



                            By:  /s/ Morgan Piers ap Peter Stradling
                                 ___________________________________
                            Name: Morgan Piers ap Peter Stradling
                            Title: Director



                            TIMETRUST, INC.



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra
                            Title: President



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra

                                                                       EXHIBIT A
Confidential                  Vestcom International, Inc.                 [Date]
                               (Nasdaq: VESC)
                    Report on Vestcom International, Inc.

Vestcom International, Inc. has been mismanaged and the company's performance has suffered. The responsibility of Vestcom's poor performance must lie with the top management. This report was prepared using information available from the SEC, NASDAQ, other government resources, as well as our interviews with present and past management of Vestcom.

This report is divided into two major sections. The first section illustrates the company's factual financial data and qualitative data. The second section of the report details my plan and my commitment. This section also explains why I am drawn to Vestcom and how I view the under capitalized strengths of the company.
                                  Section I
Financial Data
--------------
The performance of the company clearly reveals itself in the Consolidated Statements of Operations included in the Quarterly Reports published by Vestcom. A review of these reports demonstrates a steadily declining operating income trend which peaked at $2,428,600 in Q4 1998 and resulted in quarterly operating income amounts of $2,269,100, $643,100* and -$988,000* in the fiscal quarters Q1 1999, Q2 1999 and Q3 1999, respectively. A closer look at the elements that resulted in this operating performance will clearly demonstrate what happened. *(excluding restructuring charge)

                 Vestcom Closing Stock Value Per Share (By Month)
--------------------------------------------------------------------------------
                                                 Close
                                                 -----
     Nov-99                                    $ 3.375
     Oct-99                                      3.00
     Sep-99                                      2.625
     Aug-99                                      3.3125
     Jul-99                                      4.00
     Jun-99                                      3.50
     May-99                                      5.875
     Apr-99                                      6.00
     Mar-99                                      4.875
     Feb-99                                      5.625
     Jan-99                                      6.625
     Dec-98                                      9.00
     Nov-98                                      7.375
     Oct-98                                      7.50
     Sep-98                                      9.25
     Aug-98                                      6.0625
     Jul-98                                     10.375
     Jun-98                                      9.25
     May-98                                      9.8125
     Apr-98                                     11.25
     Mar-98                                     10.4375
     Feb-98                                     10.00
     Jan-98                                      6.50
     Dec-97                                     22.375
     Nov-97                                     20.25
     Oct-97                                     18.125
     Sep-97                                     19.125
     Aug-97                                     13.00 (open)
--------------------------------------------------------------------------------
                                       1

Looking at a number of important aspects of this company, our primary perspective is from the shareholder's point of view. Vestcom's stock performance has been terrible. The per share price has ranged from an IPO price of $13 per share to a high of $22 5/8 per share to its present value of $3 3/32 per share. This stock has almost no following, and the daily trade volume is minimal.


Examining the company's poor financial performance, the four major areas of scrutiny are:
     1.       Revenue Growth
     2.       Cost of Revenue
     3.       Selling, General, and Administration Expense
     4.       Interest Expense


Revenue Growth

                                    (In $1,000's)
--------------------------------------------------------------------------------
                             Q4 1998       Q1 1999        Q2 1999     Q3 1999
                            ---------     ---------      ---------   ---------
Revenues                    $30,311.3     $31,923.0      $31,393.5   $31,786.4
--------------------------------------------------------------------------------

We can clearly see that revenues have been basically flat for the last year. The minor increase between Q4 1998 and Q1 1999 was the effect of the last acquisition. Contrary to what Mr. Keating has been saying repeatedly, revenue growth is not occurring. These statements only add to Mr. Keating's lack of credibility with stockholders and the investment community. Further, if one looked back at the revenues of the original seven founding companies prior to the IPO, they were experiencing an annual compounded revenue growth rate of approximately 12%. It appears that the present top management has managed those companies into an effective annual revenue growth rate of 0%.


Cost of Revenue

                                    (In $1,000's)
--------------------------------------------------------------------------------
                             Q4 1998       Q1 1999        Q2 1999     Q3 1999
                            ---------     ---------      ---------   ---------
Cost of Revenues             19,014.4      20,473.0       21,120.0    22,393.6
--------------------------------------------------------------------------------

While sales were basically flat, cost of revenues have increased significantly each quarter over the past four quarters to an incredible 70.5% in Q3 1999. If one compares the cost of revenues for the seven founding companies, including the public company overhead, the cost of revenues (in December 1997) was 61.5%. If the 9% increase in cost of revenues (70.5% - 61.5%) can be avoided, the company will add approximately $11,300,000 to operating income ($125.4 M x 9%) over the next year. Imagine how useful this cash could be right now. If we simply retained these funds it would add $.77 to earnings per share, which would produce approximately an additional $15.40 to the market value of each share.


                                       2

SGA Expenses

                                    (In $1,000's)
--------------------------------------------------------------------------------
                             Q4 1998       Q1 1999        Q2 1999     Q3 1999
                            ---------     ---------      ---------   ---------
SGA                          8,868.3       9,180.9        9,630.4    10,381.7
--------------------------------------------------------------------------------

During this same four-quarter period of little or no sales growth, selling, general and administrative expenses continuously grew each quarter from 29.3% in Q4 1998 to 32.7% in Q3 1999. It is interesting to note that since December 1997, SGA as a percent of sales (29.5%) was fairly consistent even though revenues were growing. Apparently, the top management saw fit to significantly add to the overhead during the same period that sales growth was stagnating. If the company could have maintained SGA expenses at 29.5%, it would have added approximately $4,000,000 to operating income, and following the same logic used above, added $2,400,000 to the bottom line and $5.35 to the market value per share.


Interest Expenses

--------------------------------------------------------------------------------
                             Q4 1998       Q1 1999        Q2 1999     Q3 1999
                            ---------     ---------      ---------   ---------
Interest Expenses           $250,000*     $367,022       $459,748    $773,000
--------------------------------------------------------------------------------
  * Estimated

The top management has burdened the company with a huge debt obligation at a time when interest rates have reached their highest level in years, and seem to be heading higher. At the current level of expenditure ($773,000 in Q3 1999) the company will be paying approximately $3,100,000 per year. We must deal with this heavy burden of debt before interest rates rise and cause a more severe cash problem.


The table below depicts the Quarterly Statements of Operations for the company for the past four quarters:

                                    (In $1,000's)
--------------------------------------------------------------------------------
                             Q4 1998       Q1 1999        Q2 1999     Q3 1999
                            ---------     ---------      ---------   ---------
Revenues                    $30,311.3     $31,923.0      $31,393.5   $31,786.4
Cost of Revenues             19,014.4      20,473.0       21,120.0    22,393.6
                            ---------     ---------      ---------   ---------
Gross Profit                 11,296.9      11,450.0       10,273.5     9,392.8
SGA                           8,868.3       9,180.9        9,630.4    10,381.7
                            ---------     ---------      ---------   ---------
Operating Income             $2,428.6      $2,269.1        $643.1*    -$988.9*
--------------------------------------------------------------------------------
 * Income from operations before restructuring charges of $3,987,880 in Q2 1999 and $1,930,144 in Q3 1999.


                                       3

Qualitative Data
----------------

The following statements are indicative of the poor performance of the company under the control of top management. I have had discussions with numerous senior managers, both previously employed as well as currently employed at Vestcom. The accuracy of these statements is verified by the consistency of the comments made to me by the senior managers.

Inability to execute strategy: The present top management is not capable of improving the shareholder value of Vestcom. The original strategy is still sound and the industry is viable with opportunity for growth in the foreseeable future. Top management, however, has been unable to execute that strategy and grow the company. In review of the most recent 10Q, it is apparent the company is not turning around and instead seems to be spiraling downward.

Poor communication/Micromanagement: Instead of properly communicating decisions and then delegating responsibility and authority to localized management, top management insists on being involved with most decisions that should be made at the local management level. Within the company there is a strong feeling of alienation between local and top management as a result of poor communication and micromanagement.

Poor decisions regarding facilities: There has been an excessive amount of money spent on infrastructure. Many senior managers believe they will not be profitable because of the burden of corporate overhead, which includes new larger facilities which are currently underutilized. These infrastructure decisions are being made without any real focus on sales or marketing.

Human Resources: The "revolving door" perception of new hires is the result of ineffective hiring practices. In addition, there is a strong feeling that there is a poor sales compensation program. It is also believed that much of the talent that came with the founding companies has been eliminated.

Poor Strategy: The strategic decisions made by top management can have massive impact on any company and its performance. Poor strategic decisions in Vestcom cost the company over $18,000,000 a year. This amount is comprised of the impact from $11.3M from cost of revenue, $4M from SGA, and $3.1M from interest.

Poor Leadership: There is a strong sentiment in the company that top management:
      Lacks clear cut strategic vision;
      Lacks the ability to communicate the vision and achieve buy-in;
      Lacks the ability to motivate management to implement the vision. Management thinks they know best, even though they don't. There is a strong feeling that management is good at losing key talent that came with the founding companies.

                                  Section II

Let's be clear about this. I am presenting a way to transform Vestcom from the under-performing company I see today into a star performer. This report was prepared without the benefit of hard data other than what could be gleaned from public record. Before any action is taken we would take the time to visit with all the regional managers, validate my ideas, develop a new plan, and/or refine the company's existing plan, and only then execute it.


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


My Plan
-------

Local empowerment: The original concept of Vestcom International, Inc. "...to operate on a decentralized basis with each acquired company's local management continuing to exercise responsibility for customer relationships and day-to-day operating decisions" is still a valid business model. Somewhere in the company's short history this model was invalidated and the company began to centralize decision making by consolidating operations in larger regional facilities. Too many decisions are required to be processed through the corporate headquarters in West Caldwell, N.J. We intend to go back to empowering local management to take responsibility for marketing, customer service and operations in their local areas.

National Sales Strategy and follow-through: On the other hand, for Vestcom to reach its highest potential it must aspire to be a diversified provider of critical document services to large nationally based customers. A strategy must be in place to offer our national customers responsive, high quality service that is coordinated on a national scale. A corporate team will be established to service national accounts with the authority to coordinate performance, delivery and customer service from our decentralized operating divisions.

Corporate Centralization: Essentially, Vestcom is a locally based business with strong personal ties, developed over the years, between our local management and our customers. However, there are certain functions that should be centralized to take advantage of economies of scale, control and top management scrutiny. Activities such as purchasing, finance and research and development should be centralized, most likely in or near the corporate headquarters. National sales done on a vertical market basis may prove to be a valuable component to success.

Street Knowledge: Stockholder value is not solely based on earnings but also on management's credibility with the investment community to execute their plan. For the company stock to succeed, it is imperative that:

   1. Management must be successful;
   2. Analysts must follow the stock; and
   3. Top management feed information to the public continuously and timely so the company will garner its fair share of the Wall Street spotlight.

Technology: It is clear that the first priority of new management is to stop the erosion of vital cash flow and our valued management talent. Once this is accomplished, we would aggressively advance the company's current state of technology, which appears to us to be seriously lacking. My strong belief is that the business of Vestcom would benefit enormously from using the Internet and especially from a concept we have been developing that would take advantage of Vestcom's strong position in critical document management and open up a new line of service to end-users or retail customers. This Internet concept would be developed on a priority basis once the current crisis has been overcome.



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Why Vestcom
-----------

Before I discuss Vestcom as a company, let me share my thoughts with you on the future of the statement rendering business. I am very committed to and excited about the Internet application of the statement rendering business. Unlike the current EBPP application that is well on its way to development, most statement rendering companies, including Vestcom, are leaving much on the table as they think about how rendering fits into EBPP. Presently, consumers are notified by email that a statement is available. They are required to go to the EBPP web site to access their statements for review and payment. Consumers will not accept this inconvenience. They will demand that their statements go to a centralized site, like their current mailbox. Requiring consumers to go to multiple billing sites is not going to be an option.

Someone will, and sooner rather than later, offer an Internet statement rendering solution that allows consumers to receive their statements in one location. The companies that are rendering paper statements already will have the advantage of capturing these Internet customers because they are providing a paper solution for this problem. They are in a perfect position to be the ultimate Internet solution provider to these same customers. However, they must understand this strategy and be aggressive in pursuing it. If one is able to get there first, and control a very large paper statement rendering business, then the potential rewards are enormous.

Vestcom is a choice company. Most of its business is repetitive. Compared to its competitors, it is clean in that it is more purely a statement rendering business. Vestcom has an excellent customer list. It has recently added new printing equipment (even though a very poor near term strategic decision). Vestcom's financial problems are not beyond repair, because they are the result of bad decisions by current top management, which can be corrected. Once back on track, Vestcom provides a great vehicle to grow in mass, and be a leader in a revolutionary methodology for rendering statement images using the Internet.

Vestcom is a choice company in growing shareholder value, because it is beaten up so badly. If the mistakes that are being made stop, then the stock price has no place to go but up. There is considerable growth potential in the current customer base. The original strategy is a good one; cross selling, moving the services up closer to the data.

I am betting on Vestcom.

My Commitment to the Shareholders
---------------------------------

Leadership: My commitment is to success. I believe very solidly in my ability to know what makes people strong and effective. One of my strengths is motivating others. I am a hands-on manager who trusts people and allows them to do their best. I have a very keen need to do the best for our customers and everyone inside the company will understand that need.


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By default, I demand of myself and others to use intellect first, instead of throwing cash at problems. I manage cash flow and spending very closely. I believe in taking the necessary pain in hiring the right people, giving them all the tools to succeed, defining their goals very clearly, and then letting them run on their own to take the necessary action to manage their responsibilities. It is the only way to build an effective and reliable management team. If there are problems, I do not delay implementing the necessary fixes.

For a summary of my professional experience see Attachment A.

Cash: I can supply upfront cash to the company. This cash infusion could be inserted directly into the company through a new stock issue or some sort of convertible debt vehicle. Though an additional reserve of cash will not alone solve the current problems of Vestcom, it can facilitate in the containment process and most of all give us time to solve problems before matters deteriorate further.

Affiliations: I have affiliations with other large public companies, which can be used as client resources. Presently, I serve as Chairman of the Board of an important subsidiary of First American Financial Corporation and have direct personal relationships with top executives within the paper-intense title insurance industry.

Shareholders: My commitment to you is to change how all shareholders perceive Vestcom. We can divide the shareholders in three groups:

      Group I. Inside shareholders, excluding Joel Cartun, hold about 32.5% of the shares. From this presentation I hope it is clear how this group evaluates the top management and the performance of the stock.

      Group II.   The institutional investors hold about 43.3% of the shares.
                  Based on my conversations, it is clear that they are very unhappy with the performance of the company and the stock price.

      Group III.  The remaining shareholders, the retail group, hold the remaining shares. Some of their opinions are clear from the most recent public message board postings on Yahoo.

We have taken a substantial stock position in Vestcom and presently are the fourth largest shareholder. I believe this speaks volumes to our commitment since we are aligning our future financial profit with the shareholders of Vestcom. The effort it will take to turn around the performance of Vestcom is substantial and not without significant risk. Under the current management the risk is increasing as time passes.

As shareholders, we have substantial wealth tied up in Vestcom. My experience tells me we can turn this company around.



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


                                 Attachment A


Harish K. Chopra
Professional Experience


Mr. Chopra's 23-year business career began with satellite image research and development at NASA's Jet Propulsion Laboratory. He has held senior management and technical management positions with Digital Equipment Corporation, Volt-Delta Resources, and 3M Corporation. Mr. Chopra received a Bachelor of Science Degree in Computer Science from California State University, Los Angeles.

Mr. Chopra's successful experience as President/CEO extends through numerous types and sizes of companies. Two companies he founded and managed have been sold. Recently he sold DataTree Corporation to First American Financial Corp., a public company on the NYSE with revenues exceeding $3 billion a year. Currently, he serves as Chairman of the Board of DataTree.

Similar to Vestcom International, Inc., DataTree provides business critical documents, but in an electronic image format. DataTree also has international operations along with many regional operations throughout the United States. These operational centers use expensive imaging equipment that operates 24 hours a day seven days a week. Unlike Vestcom, Data Tree's local management is empowered to make decisions in their respective areas without the unnecessary influence of executive management. DataTree has centralized decision-making in national sales, technology, and finance. DataTree's 10-year financial history shows a progression of yearly performance in which each year has exceeded the previous year both in top line revenue and bottom line earnings. DataTree is a success story.

Mr. Chopra's extensive experience includes the workout management of Smith/Norris Corporation, a software company. In this situation, he was asked to participate as a CEO in order to maximize shareholder value.

Other experiences include his involvement as a venture capitalist. He typically invests through a syndicate with other major venture firms. Mr. Chopra's investments encompass diverse areas such as software, imaging, leisure-movies and manufacturing. The leisure-movie company, Mr. Chopra as Executive Producer, will show the feature film "Eastside" in December 1999 and another company is now preparing for its Initial Public Offering.












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